UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2006

Commission File Number: 000-51631

WiderThan Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Republic of Korea ———————————————————————————————————
(Jurisdiction of incorporation or organization)

17F, K1 REIT Building 463 Chungjeong-Ro 3-Ga Seodaemun-Gu Seoul, 120-709, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On January 6, 2006, WiderThan Co., Ltd. (the “Company”) issued a press release regarding the exercise in full by J.P. Morgan Securities Inc. and Merrill
Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters of the Company’s initial public offering of common stock, of their over-allotment option to purchase from the Company an additional 900,000
American Depository Shares (“ADSs”) representing common shares of the Company at the initial public offering price of $12.00 per ADS.
A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits
99.1  Press Release issued on January 6, 2006

Exhibit 99.1

  NEWS
For Immediate Release

[WIDERTHAN LOGO]

  Investor Contact
  Tania Almond
  WiderThan
  571-521-1080
  ir@widerthan.com

WiderThan Announces Exercise of Over-Allotment Option

Seoul, South Korea – January 6, 2006 –  WiderThan Co., Ltd. (NASDAQ: WTHN), a
leading global provider of integrated mobile entertainment solutions for wireless carriers, announced that on December 21, 2005, J.P. Morgan Securities
Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as
representatives of the Underwriters of its initial public offering of common stock, exercised in full their over-allotment option to purchase from
WiderThan an additional 900,000 American Depositary Shares (ADSs) representing common shares of WiderThan at the initial public offering price of $12.00 per
ADS.

This press release and the information contained herein is not an offer to sell or a solicitation of any offer to buy the American depositary shares
(“ADSs”) in the United States. The ADSs may not be offered or sold in the
United States in the absence of registration under the United States
Securities Act of 1933, as amended (the “Securities Act”), or an exemption from such registration requirement. The Company has registered the ADSs pursuant to the Securities Act in connection with an offering, part of which is expected to be conducted in the United States. Any public offering of the
ADSs to be made in the United States will be made only by means of a prospectus meeting the requirements of the Securities Act. Such prospectus, copies of which may be obtained from the Company, will contain, among other things, detailed information regarding the Company, its business and management, as well as financial statements and other financial information regarding the Company.

No money, securities or other consideration is being solicited by this press release or the information contained herein and, if sent in response to this press release or the information contained herein it will not be accepted.

About WiderThan
WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. WiderThan’s applications, content and services enable wireless carriers to a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to 42 wireless carriers in 17 countries, including SK
Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon
Wireless in the United States, Bharti Airtel in India and Globe Telecom in the
Philippines.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiderThan Co., Ltd.

Date: January 6, 2006	By:	Sang Jun Park
	Name:	Sang Jun Park
	Title:	Chief Executive Officer